FILED BY BLACKROCK CAPITAL INVESTMENT CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: BLACKROCK CAPITAL INVESTMENT CORPORATION
 FILE NO. OF RELATED REGISTRATION STATEMENT: 814-00712

Investor Contact:	Press Contact:
Nik Singhal	Christopher Beattie
212.810.5427	646.231.8518

BlackRock Capital Investment Corporation Reports Financial Results for the Quarter Ended December 31, 2023, Declares Quarterly Cash Dividend of $0.10 per Share

•
GAAP Net Investment Income (“NII”) was $9.3 million, or $0.13 per share, in the fourth quarter, a 3% decrease from the third quarter, and a 15% year-over-year increase from the fourth quarter of 2022. Fourth quarter NII provided dividend coverage of 128% on a GAAP basis, a decrease from prior quarter dividend coverage of 131% and up from 112% coverage in the fourth quarter of 2022.

•
Net Asset Value (“NAV”) decreased to $315.7 million as of December 31, 2023, down approximately 1% from $317.6 million as of September 30, 2023, due primarily to $3.9 million of net realized and unrealized losses on the portfolio during the quarter, partially offset by $2.0 million of NII in excess of the declared dividend. NAV per share decreased to $4.35 per share from $4.38 per share as of September 30, 2023.

•
Gross deployments during the fourth quarter totaled $25.4 million, substantially all of which were in first lien loans. The weighted average yield on gross deployments during the quarter was 11.9%. Gross repayments during the quarter were $12.6 million. The Company held 121 total portfolio companies at quarter end.

•	The Company’s weighted-average portfolio yield as of December 31, 2023 was 12.7% based on total portfolio fair value, down slightly from 12.8% as of September 30, 2023.

•
Net leverage was 0.91x as of December 31, 2023, up from 0.84x as of September 30, 2023. Total available liquidity at quarter end, including borrowing capacity and cash on hand, was $73.4 million, subject to leverage and borrowing base restrictions.

•
As previously disclosed, the Company has entered into an Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) with BlackRock TCP Capital Corp. (“TCPC”), pursuant to which the Company will merge with and into an indirect wholly-owned subsidiary of TCPC ("Merger Sub"). Following the merger, TCPC will continue to trade on the Nasdaq Global Select Market under the ticker symbol “TCPC” and Merger Sub will continue as a subsidiary of TCPC. The Merger is currently anticipated to close during the first quarter of 2024, subject to stockholder approval, customary regulatory approvals and other closing conditions.

New York, March 5, 2024 – BlackRock Capital Investment Corporation (NASDAQ:BKCC) (“BCIC” or the “Company,” “we,” “us” or “our”) announced today that its Board of Directors declared a quarterly dividend of $0.10 per share, payable in cash on March 29, 2024 to stockholders of record at the close of business on March 15, 2024. Stockholders that participate in the Company’s dividend reinvestment plan will receive this dividend in cash and not in shares of the Company’s common stock to facilitate the anticipated closing of the merger with TCPC.

“We again generated solid NII in the fourth quarter, producing 15% year-over-year growth and providing healthy dividend coverage of 128%. We selectively grew our portfolio during the quarter with new investments in first lien loans. Over the past several quarters, we have successfully diversified and strengthened the portfolio as we continue to identify attractive investment opportunities to prudently grow on behalf of our shareholders,” said James E. Keenan, Chairman and Interim CEO of the Company. “We finished 2023 with a well-diversified portfolio of 121 companies, more than doubling our number of portfolio companies over the past three years, while first lien loans comprised 85% of the portfolio, up from 50% at the end of 2020."

“We have strategically positioned the Company for NAV stability and overall sound credit quality across market cycles. We are excited about our proposed merger with BlackRock TCP Capital Corp. We believe this transaction positions the combined company for sustained growth and would create meaningful value for the stockholders of BCIC, including opportunities to benefit from more efficient access to capital, the potential for improved trading dynamics, combined operating efficiencies, and a base management fee reduction that has been proposed in conjunction with a successful closing of the transaction. This merger is a strategic next step in the growth and evolution of BlackRock's business development company platform," Mr. Keenan added.

	December 31, 2023	December 31, 2022	December 31, 2021	December 31, 2020
Portfolio Composition
First Lien Debt	85%	79%	74%	50%
Second Lien Debt	11%	16%	19%	27%
Junior Capital[1]	4%	5%	7%	23%

Portfolio Company Count	121	116	86	55
Non-Core Assets
Portfolio Company Count[2]	1	3	5	6
Fair Market Value ("FMV") in Millions[3]	—	9	26	42
% of investments, at FMV[3]	—	2%	5%	9%

1.	Includes unsecured/subordinated debt and equity investments.
2.	Excludes portfolio companies with zero FMV.
3.	As of December 31, 2023, the fair market value of non-core assets was less than $0.1 million, therefore the FMV and the % of investments at FMV of non-core assets have been rounded to zero.

Financial Highlights

($'s in millions, except per share data)[2]	Q4 2023		Q3 2023		Q4 2022
	Total Amount	Per Share	Total Amount	Per Share	Total Amount	Per Share

Net Investment Income/(loss)	$9.3	$0.13	$9.5	$0.13	$8.1	$0.11
Net realized and unrealized gains/(losses)	$(3.9)	$(0.06)	$1.3	$0.02	$(13.2)	$(0.18)
Basic earnings/(losses)	$5.4	$0.07	$10.8	$0.15	$(5.1)	$(0.07)
Dividends declared	$7.3	$0.10	$7.3	$0.10	$7.3	$0.10
Net Investment Income/(loss), as adjusted[1]	$9.0	$0.12	$9.8	$0.13	$8.1	$0.11
Basic earnings/(losses), as adjusted[1]	$5.1	$0.07	$11.1	$0.15	$(5.1)	$(0.07)

1.	Non-GAAP basis financial measure, excluding the hypothetical liquidation basis capital gain incentive fee accrual (reversal), if any, under GAAP. See Supplemental Information.
2.	Totals may not foot due to rounding.

($'s in millions, except per share data)[2]	2023 Totals		2022 Totals
	Total Amount	Per Share	Total Amount	Per Share

Net Investment Income/(loss)	$36.6	$0.50	$29.4	$0.40
Net realized and unrealized gains/(losses)	$(10.3)	$(0.14)	$(25.9)	$(0.35)
Basic earnings/(losses)	$26.2	$0.36	$3.5	$0.05
Dividends declared	$(29.0)	$0.40	$(29.3)	$0.40
Net Investment Income/(loss), as adjusted[1]	$36.6	$0.50	$27.8	$0.38
Basic earnings/(losses), as adjusted[1]	$26.2	$0.36	$1.9	$0.03

1.	Non-GAAP basis financial measure, excluding the hypothetical liquidation basis capital gain incentive fee accrual (reversal), if any, under GAAP. See Supplemental Information.
2.	Totals may not foot due to rounding.

($'s in millions, except per share data)	December 31, 2023	September 30, 2023	December 31, 2022

Total assets	$627.3	$618.0	$589.1
Investment portfolio, at FMV	$604.5	$595.3	$570.5
Debt outstanding	$292.3	$275.3	$253.0
Total net assets	$315.7	$317.6	$318.5
Net asset value per share	$4.35	$4.38	$4.39
Net leverage ratio[1]	0.91x	0.84x	0.77x

1.	Calculated as the ratio between (a) debt, excluding unamortized debt issuance costs, less available cash and receivable for investments sold, plus payables for investments purchased, and (b) NAV.

Business Updates

•
Non-Core Legacy Portfolio and Other Junior Capital Exposure: As of December 31, 2023, the Company's non-core assets represented less than 0.01% of the entire portfolio at fair value, down from 9% at the end of 2020. As of December 31, 2023, the Company’s other junior capital (including unsecured/subordinated debt and equity) exposure, excluding non-core assets, remained low at 4% of the portfolio, down from 5% at December 31, 2022 and 7% at December 31, 2021.

•
Share Repurchase Program: On November 7, 2023, the Company's Board of Directors reapproved the authorization for the Company to purchase up to a total of 8,000,000 shares, commencing on November 7, 2023 and effective until the earlier of (i) November 6, 2024 or (ii) such time that all the authorized shares have been repurchased, subject to the terms of the share repurchase program. No shares were repurchased under our existing share repurchase program during the fourth quarter of 2023. Since the inception of the share repurchase program through December 31, 2023, the Company has purchased over 11.9 million shares at an average price of $6.16 per share, including brokerage commissions, for a total of $73.4 million. As of December 31, 2023, 8,000,000 shares remained authorized for repurchase.

Fourth Quarter Financial Updates

•
NII was $9.3 million, or approximately $0.13 per share, for the three months ended December 31, 2023, down from $9.5 million in the prior quarter. The decrease was largely due to lower total investment income earned during the quarter primarily due to two positions designated as non-accrual during the third quarter and fourth quarter, respectively, and lower one-time fee and other income earned compared to the prior quarter, partially offset by a $0.8 million decrease in total expenses during the fourth quarter. Relative to our declared dividend of $0.10 per share, dividend coverage was 128% on a GAAP basis, down from 131% in the prior quarter and up from 112% in the fourth quarter of 2022. As compared to the fourth quarter of 2022, NII for the quarter increased $1.2 million, representing a 15% year-over-year increase.

•
NAV decreased to $315.7 million at December 31, 2023, down from $317.6 million at September 30, 2023, due primarily to $3.9 million of net realized and unrealized losses on the portfolio during the quarter, partially offset by $2.0 million of NII in excess of the declared dividend. NAV per share decreased to $4.35 per share from $4.38 per share as of September 30, 2023.

•
Tax characteristics of all 2023 dividends were reported to stockholders on Form 1099 after the end of the calendar year. Our 2023 aggregate dividends were $0.40 per share, 100% of which was sourced from net investment income with no return of capital paid to shareholders. At our discretion, we may carry forward taxable income in excess of calendar year dividends and pay a 4% excise tax on this income. We will accrue excise tax on estimated undistributed taxable income as required. There was no undistributed taxable income from 2023, and therefore no excise tax payable at December 31, 2023.

Portfolio and Investment Activity*

($’s in millions)	Three Months Ended		Year Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022

Investment deployments	$25.4	$36.0	$124.1	$231.5
Investment exits	$12.6	$27.9	$83.4	$192.4
Number of portfolio company investments at end of period	121	116	121	116
Weighted average yield of debt and income producing equity securities, at FMV	12.7%	12.0%	12.7%	12.0%
% of Portfolio invested in Secured debt, at FMV	96%	94%	96%	94%
% of Portfolio invested in Unsecured/subordinated debt, at FMV	3%	4%	3%	4%
% of Portfolio invested in Equity, at FMV	1%	2%	1%	2%
Average investment by portfolio company, at amortized cost	$5.8	$5.7	$5.8	$5.7

*	Balance sheet amounts and yield information above are as of period end.

•	We deployed $25.4 million during the quarter while exits and repayments totaled $12.6 million, resulting in a $12.8 million net increase in our portfolio.

◾	Deployments consisted of investments/fundings into five new portfolio companies and primarily four existing portfolio companies, which are outlined as follows:

New Portfolio Companies

•	$8.9 million SOFR ("S") + 7.00% first lien term loan and $0.5 million unfunded revolver to Mesquite Bidco, LLC, a casino and hotel operator;

•	$4.5 million S + 6.00% first lien term loan to Bad Boy Mowers JV Acquisition, LLC, a lawnmower manufacturer;

•	$2.7 million S + 5.50% first lien term loan to TransNetwork, LLC, a provider of payment processing services;

•	$2.3 million S + 6.75% first lien term loan to Palmdale Oil Company, LLC, a provider of fuel and lubricant services to commercial fleets; and

•	$0.8 million S + 6.75% first lien term loan and $0.1 million unfunded revolver to Crewline Buyer, Inc., a software provider of application performance monitoring solutions.

Existing Portfolio Companies

•	$0.9 million S + 6.00% first lien term loan, $0.9 million unfunded delayed draw term loan ("DDTL") and $0.1 million DDTL funding to Vortex Companies, LLC;

•	$1.4 million S + 6.50% unfunded DDTL to GTY Technology Holdings Inc.;

•	$1.0 million S + 6.25% DDTL funding to Wealth Enhancement Group, LLC; and

•	$0.9 million S + 6.25% DDTL funding to Modigent, LLC (f/k/a Pueblo Mechanical and Controls, LLC).

◾	Exits and repayments were primarily concentrated in six portfolio companies, including one partial paydown:

•	$3.5 million full repayment at par of second lien term loan in Blackbird Purchaser, Inc. (Ohio Transmission Corp.);

•	$3.1 million full repayment at par of first lien term loan and DDTL in Grey Orange Incorporated;

•	$2.2 million full repayment at par of first lien term loan in Tessian Inc.;

•	$1.1 million partial repayment at par of first lien term loan and DDTL in Persado, Inc.;

•	$0.7 million full repayment at par of first lien term loan in Geo Parent Corporation; and

•	$0.3 million of proceeds from the sale of our entire position in the first lien term loan and revolver in Opco Borrower, LLC (Giving Home Health Care).

•
As of December 31, 2023, our first lien term loan in Thras.io, LLC was designated as a non-accrual investment position, due to a continued decline in operating performance. At quarter end, the Company had four investment positions designated as full non-accrual positions, representing approximately 4.1% and 13.2% of total debt and preferred stock investments, at fair value and cost, respectively. In addition, our first lien 6th amendment term loan in Kellermeyer

Bergensons Services, LLC was designated as a partial non-accrual position given that the 7% PIK portion of the coupon has been deemed uncollectible.

•	The weighted average internal investment rating of the portfolio at FMV was 1.53 at December 31, 2023, as compared to 1.45 at September 30, 2023 and 1.33 at December 31, 2022.

•
During the quarter ended December 31, 2023, net realized and unrealized losses were $(3.9) million, including $(4.3) million of unrealized depreciation, partially offset by $0.3 million of unrealized appreciation on our interest rate swap position and $0.1 million of realized gain on investments during the quarter.

Liquidity and Capital Resources

•
At December 31, 2023, we had $9.4 million in cash and cash equivalents and $64.0 million of availability under our Credit Facility, subject to leverage restrictions, resulting in $73.4 million of availability for deployment into portfolio company investments, including current unfunded commitments, and for general use in the normal course of business.

•
Net leverage, adjusted for available cash, receivables for investments sold, payables for investments purchased and unamortized debt issuance costs, was 0.91x at quarter end, and our 207% asset coverage ratio provided the Company with additional debt capacity of $64.0 million under its asset coverage requirements, subject to borrowing capacity and borrowing base restrictions. Further, as of December 31, 2023, approximately 83% of our assets were invested in qualifying assets, exceeding the 70% requirement for a business development company under Section 55(a) of the Investment Company Act of 1940.

•	For the fourth quarter of 2023, the Company declared a cash dividend of $0.10 per share, payable on March 29, 2024 to stockholders of record at the close of business on March 15, 2024.

Conference Call

BlackRock Capital Investment Corporation will host a webcast/teleconference at 10:00 a.m. (Eastern Time) on Wednesday, March 6, 2024, to discuss its fourth quarter 2023 financial results. All interested parties are welcome to participate. You can access the teleconference by dialing, from the United States, (877) 400-0505 or from outside the United States, +1 (786) 460- 7166, 10 minutes before 10:00 a.m. and referencing the BlackRock Capital Investment Corporation Conference Call (ID Number 8358810). This teleconference can also be accessed using Microsoft Edge, Google Chrome, or Firefox via this link: BlackRock Capital Investment Corporation Fourth Quarter 2023 Earnings Call. Once clicked-on, please enter your information to be connected. Please note that the link becomes active 15 minutes prior to the scheduled start time. A live, listen-only webcast will also be available via the investor relations section of www.blackrockbkcc.com.

The teleconference and the webcast will be available for replay by 3:00 p.m. on Wednesday, March 6, 2024 and ending at 3:00
p.m. on Wednesday, March 20, 2024. The replay of the teleconference can be accessed via the following link: BlackRock Capital Investment Corporation Fourth Quarter 2023 Earnings Call Replay. To access the webcast, please visit the investor relations section of www.blackrockbkcc.com.

Prior to the webcast/teleconference, an investor presentation that complements the earnings conference call will be posted to BlackRock Capital Investment Corporation’s website within the Presentations section of the Investors page.

About BlackRock Capital Investment Corporation

Formed in 2005, BlackRock Capital Investment Corporation is a business development company that provides debt and equity capital to middle-market companies.

The Company's investment objective is to generate both current income and capital appreciation through debt and equity investments. We invest primarily in middle-market companies in the form of senior debt securities and loans, and our investment portfolio may include junior secured and unsecured debt securities and loans, each of which may include an equity component.

BlackRock Capital Investment Corporation Consolidated Statements of Assets and Liabilities

	December 31, 2023	December 31, 2022
Assets
Investments at fair value:
Non-controlled, non-affiliated investments (cost of $616,753,604 and $569,528,145)	$588,902,268	$551,686,646
Non-controlled, affiliated investments (cost of $1,139,598 and $3,849,638)	—	3,574,438
Controlled investments (cost of $84,419,465 and $84,922,381)	15,625,000	15,228,000
Total investments at fair value (cost of $702,312,667 and $658,300,164)	604,527,268	570,489,084
Cash and cash equivalents	9,359,280	9,531,190
Interest, dividends and fees receivable	8,222,648	5,515,446
Deferred debt issuance costs	2,969,390	1,055,117
Due from broker	1,823,087	1,946,507
Receivable for investments sold	16,751	12,096
Prepaid expenses and other assets	367,048	510,706
Total assets	$627,285,472	$589,060,146
Liabilities
Debt (net of deferred issuance costs of $658,063 and $996,839)	$292,341,938	$253,003,161
Dividends payable	7,257,191	7,257,191
Payable for investments purchased	2,580,510	600,391
Management fees payable	2,281,541	2,186,540
Income incentive fees payable	1,908,371	3,403,349
Interest and debt related payables	1,517,339	738,719
Interest Rate Swap at fair value	1,379,397	1,332,299
Accrued administrative expenses	354,773	397,299
Accrued expenses and other liabilities	1,934,553	1,618,844
Total liabilities	311,555,613	270,537,793
Net assets
Common stock, par value $.001 per share, 200,000,000 common shares authorized, 84,481,797 issued and 72,571,907 outstanding	84,482	84,482
Paid-in capital in excess of par	849,324,658	850,199,351
Distributable earnings (losses)	(460,305,579)	(458,387,778)
Treasury stock at cost, 11,909,890 shares held	(73,373,702)	(73,373,702)
Total net assets	315,729,859	318,522,353
Total liabilities and net assets	$627,285,472	$589,060,146
Net assets per share	$4.35	$4.39

BlackRock Capital Investment Corporation Consolidated Statements of Operations

	Three Months Ended (Unaudited)		Year Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Investment income
Interest income (excluding PIK):
Non-controlled, non-affiliated investments	$18,736,190	$16,400,756	$74,097,252	$54,387,478
PIK interest income:
Non-controlled, non-affiliated investments	1,288,363	512,299	4,885,376	1,138,311
Non-controlled, affiliated investments	—	109,309	31,794	456,686
PIK dividend income:
Non-controlled, non-affiliated investments	108,835	83,725	376,040	319,524
Other income:
Non-controlled, non-affiliated investments	175,932	353,070	964,712	1,633,795
Total investment income	20,309,320	17,459,159	80,355,174	57,935,794
Operating expenses
Interest and other debt expenses	5,828,348	4,213,025	21,711,617	13,140,402
Management fees	2,281,541	2,186,540	8,912,663	8,311,686
Incentive fees on income	1,908,371	1,712,604	7,740,902	3,422,362
Incentive fees on capital gains(1)	(261,077)	—	—	(1,544,569)
Professional fees	392,437	112,420	1,365,075	836,788
Administrative expenses	354,773	397,299	1,161,339	1,407,775
Director fees	158,125	158,125	815,250	613,750
Insurance expense	102,949	164,534	571,104	747,428
Investment advisor expenses	17,094	25,819	68,374	103,276
Other operating expenses	250,783	396,017	1,443,478	1,525,774
Total expenses	11,033,344	9,366,383	43,789,802	28,564,672

Net investment income(1)	9,275,976	8,092,776	36,565,372	29,371,122
Realized and unrealized gain (loss) on investments and Interest Rate Swap
Net realized gain (loss):
Non-controlled, non-affiliated investments	121,018	—	363,087	1,196,573
Non-controlled, affiliated investments	—	—	(441,906)	—
Net realized gain (loss)	121,018	—	(78,819)	1,196,573
Net change in unrealized appreciation (depreciation):
Non-controlled, non-affiliated investments	(4,900,498)	(10,151,765)	(10,009,837)	(23,845,171)
Non-controlled, affiliated investments	—	288,182	(864,398)	620,438
Controlled investments	574,000	(3,214,001)	899,916	(2,523,687)
Interest Rate Swap	318,350	(117,641)	(275,964)	(1,332,299)
Net change in unrealized appreciation (depreciation)	(4,008,148)	(13,195,225)	(10,250,283)	(27,080,719)
Net realized and unrealized gain (loss)	(3,887,130)	(13,195,225)	(10,329,102)	(25,884,146)
Net increase (decrease) in net assets resulting from operations	$5,388,846	$(5,102,449)	$26,236,270	$3,486,976
Net investment income per share—basic(1)	$0.13	$0.11	$0.50	$0.40
Earnings (loss) per share—basic(1)	$0.07	$(0.07)	$0.36	$0.05
Weighted average shares outstanding—basic	72,571,907	72,611,050	72,571,907	73,314,124
Net investment income per share—diluted(1)(2)	$0.13	$0.11	$0.50	$0.40
Earnings (loss) per share—diluted(1)(2)	$0.07	$(0.07)	$0.36	$0.05
Weighted average shares outstanding—diluted	72,571,907	72,611,050	72,571,907	81,042,705

(1)
Net investment income and per share amounts displayed above are net of the accrual (reversal) for incentive fees on capital gains which is reflected on a hypothetical liquidation basis in accordance with GAAP for the three month period ended December 31, 2023 and for the year ended December 31, 2022. Refer to Supplemental Information section below for further details and as adjusted figures that reflect that there were no incentive fees on capital gains realized and payable to the Advisor during such periods.

(2)	For the year ended December 31, 2022, the impact of the hypothetical conversion of the 2022 Convertible Notes was antidilutive.

Supplemental Information

The Company reports its financial results on a generally accepted accounting principles (“GAAP”) basis; however, management believes that evaluating the Company’s ongoing operating results may be enhanced if investors have additional non-GAAP basis financial measures. Management reviews non-GAAP financial measures to assess ongoing operations and, for the reasons described below, considers them to be effective indicators, for both management and investors, of the Company’s financial performance over time. Management does not advocate that investors consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP.

The Company records its liability for incentive fees based on capital gains (if any) by performing a hypothetical liquidation basis calculation at the end of each reporting period, as required by GAAP, which assumes that all unrealized capital appreciation and depreciation is realized as of the reporting date. It should be noted that incentive fees based on capital gains (if any) are not due and payable until the end of the annual measurement period, or every June 30. The incremental incentive fees disclosed for a given period are not necessarily indicative of actual full year results. Changes in the economic environment, financial markets, geopolitical conditions and other parameters could cause actual results to differ from estimates and such differences could be material. There can be no assurance that unrealized capital appreciation and depreciation will be realized in the future, or that any accrued capital gains incentive fee will become payable. Incentive fee amounts on capital gains actually paid by the Company will specifically exclude consideration of unrealized capital appreciation, consistent with requirements under the Investment Advisers Act of 1940 and the Company’s investment management agreement. For a more detailed description of the Company’s incentive fees, please refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, on file with the SEC.

Computations for the periods below are derived from the Company's financial statements as follows:

	Three Months Ended		Year Ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
GAAP Basis:
Net Investment Income	$9,275,976	$8,092,776	$36,565,372	$29,371,122
Net Investment Income per share	0.13	0.11	0.50	0.40
Addback: GAAP incentive fee (reversal) based on capital gains	(261,077)	—	—	(1,544,569)
Addback: GAAP incentive fee based on Income	1,908,371	1,712,604	7,740,902	3,422,362
Pre-Incentive Fee[1]:
Net Investment Income	$10,923,270	$9,805,380	$44,306,274	$31,248,915
Net Investment Income per share	0.15	0.14	0.61	0.43
Less: Incremental incentive fee based on Income	(1,908,371)	(1,712,604)	(7,740,902)	(3,422,362)
As Adjusted[2]:
Net Investment Income	$9,014,899	$8,092,776	$36,565,372	$27,826,553
Net Investment Income per share	0.12	0.11	0.50	0.38

1.	Pre-Incentive Fee: Amounts are adjusted to remove all incentive fees (if any).
2.
As Adjusted: This is a non-GAAP financial measure. This measure differs from the GAAP financial measure as amounts are adjusted to remove the GAAP accrual (reversal) for incentive fee based on capital gains (if any), and to include only the incremental incentive fee based on income (if any). Adjusted amounts reflect the fact that no incentive fee on capital gains was realized and payable to the Advisor during the three month period ended December 31, 2023 and for the year ended December 31, 2022, respectively. Under the current investment management agreement, incentive fee based on income is calculated for each calendar quarter and may be paid on a quarterly basis if certain thresholds are met. The Company believes this As-Adjusted measure provides useful information to investors and management because it provides an additional tool to more accurately evaluate incentive fees actually paid to the Advisor and considers the measure to be effective indicator of financial performance over time.

Forward-looking statements

This press release, and other statements that BlackRock Capital Investment Corporation may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to BlackRock Capital Investment Corporation’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock Capital Investment Corporation cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which may change over time. Forward-looking statements speak only as of the date they are made, and BlackRock Capital Investment Corporation assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to factors previously disclosed in BlackRock Capital Investment Corporation’s SEC reports and those identified elsewhere in this press release, the following factors, among others, could cause actual results to differ materially from forward- looking statements or historical performance: (1) our future operating results; (2) our business prospects and the prospects of our portfolio companies; (3) the impact of investments that we expect to make; (4) our contractual arrangements and relationships with third parties; (5) the dependence of our future success on the general economy and its impact on the industries in which we invest; (6) the financial condition of and ability of our current and prospective portfolio companies to achieve their objectives;
(7) our expected financings and investments; (8) the adequacy of our cash resources and working capital, including our ability to obtain continued financing on favorable terms; (9) the timing of cash flows, if any, from the operations of our portfolio companies; (10) the impact of increased competition; (11) the ability of our investment advisor to locate suitable investments for us and to monitor and administer our investments; (12) potential conflicts of interest in the allocation of opportunities between us and other investment funds managed by our investment advisor or its affiliates; (13) the ability of our investment advisor to attract and retain highly talented professionals; (14) changes in law and policy accompanying the new administration and uncertainty pending any such changes; (15) increased geopolitical unrest, terrorist attacks or acts of war, which may adversely affect the general economy, domestic and local financial and capital markets, or the specific industries of our portfolio companies;
(16) changes and volatility in political, economic or industry conditions, the interest rate environment, inflation, credit risk, foreign exchange rates or financial and capital markets; (17) the unfavorable resolution of legal proceedings; and (18) the impact of changes to tax legislation and, generally, our tax position.

Certain additional factors related to the Merger could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (1) the timing or likelihood of the Merger closing; (2) the expected synergies and savings associated with the Merger; (3) the ability to realize the anticipated benefits of the Merger, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Merger; (4) the percentage of our and TCPC stockholders voting in favor of the proposals submitted for their approval; (5) the possibility that competing offers or acquisition proposals will be made; (6) the possibility that any or all of the various conditions to the consummation of the Merger may not be satisfied or waived; (7) risks related to diverting management’s attention from ongoing business operations; (8) the risk that stockholder litigation in connection with the Merger may result in significant costs of defense and liability; (9) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (10) risks associated with possible disruption in the operations of BCIC and TCPC or the economy generally due to terrorism, war or other geopolitical conflict, natural disasters or public health crises and epidemics; (11) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (12) conditions in our and TCPC’s operating areas, particularly with respect to business development companies or regulated investment companies; and (13) other considerations that may be disclosed from time to time in our and TCPC’s publicly disseminated documents and filings.

BlackRock Capital Investment Corporation’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 5, 2024, identifies additional factors that can affect forward-looking statements.

Available Information

BlackRock Capital Investment Corporation’s filings with the SEC, press releases, earnings releases and other financial information are available on its website at www.blackrockbkcc.com. The information contained on our website is not a part of this press release.